Exhibit 99.1

Einride to Acquire Charging and Energy Software Company Flipturn, Creating North America’s Largest Heavy-Duty Charging Network

●	All-stock acquisition strengthens Einride’s U.S. presence and customer offering as the Company continues to scale its North American operations.
●	This acquisition consolidates the industry and creates the first fully-integrated electric freight technology stack, including charge point management and energy systems, and the brokerage layer that connects fleets to third-party charging networks.
●	By aggregating charging demand at scale, Einride gets more competitive access to third-party charging networks.

STOCKHOLM, SWEDEN — July 21, 2026 — Einride AB (Nasdaq: ENRD) (“Einride” or the “Company”), a freight technology company driving the transition to cost-efficient autonomous and electric operations for some of the world’s largest shippers, today announced it entered into a definitive agreement to acquire Flipturn, Inc. (“Flipturn”), a developer of charging and energy management software for electric fleets. The acquisition is expected to lay the foundation for North America’s largest heavy-duty EV charging ecosystem, connecting available charging capacity with fleets making the shift to electric.

The acquisition will add Flipturn’s established customer base with over 250 megawatts of charging capacity to Einride’s portfolio, including some of North America’s largest truckload transportation, autonomous, and last mile delivery fleets. This more than doubles Einride’s existing energy under management.

“This acquisition is a decisive step in our U.S. scaling strategy. Flipturn will further strengthen Einride’s software layer for electric heavy-duty freight optimization and improve our customer offering by adding more cost efficient, more reliable, and accessible charging to our customers,” said Roozbeh Charli, Chief Executive Officer, Einride. “With Flipturn, Einride is expected to become the first company in the industry with a fully vertically integrated electric freight technology stack.”

Saga AI, Einride’s AI-driven platform for optimizing electric freight, has supported over 19 million electric miles worldwide, continuously optimizing vehicle utilization, energy consumption, and operational performance. Flipturn will strengthen Einride’s software layer for charging infrastructure: using AI to predict charging times, optimize power delivery, and adapt to each fleet’s vehicle and battery behavior over time, as well as keeping chargers online, handling driver access and payments (eMSP), and orchestrating on-site controllers.

Flipturn’s energy management technology also helps reduce grid energy costs, including time-of-use tariffs and peak demand charges, enabling a lower total cost of energy. By aggregating charging demand at scale, Einride can also negotiate more competitive access to third-party charging networks.

“Einride has spent a decade at the forefront of autonomous and electric freight, and that technical depth is what drew us to them. Our customers will keep the same team and platform they rely on today, with Einride’s technology and scale behind us to deliver an even better charging experience,” said Katie Siegel, co-founder and CEO, Flipturn.

Deal Structure

The purchase price consideration is $38.4 million, subject to adjustment, to be paid in Einride American depositary shares (“Einride ADSs”) representing ordinary shares of Einride at closing. The number of Einride ADSs to be issued to stockholders of Flipturn will be determined by reference to the volume weighted average share price from June 10th, 2026, the Company’s first trading day, up until two trading days before the closing date. As of the market close on July 20, 2026, the volume weighted average share price of Einride ADSs since June 10th was approximately $10 per share. Flipturn stockholders are also entitled to earnout consideration whereby Einride will issue additional Einride ADSs to Flipturn stockholders upon the achievement of certain milestones.

Completion of the proposed acquisition is anticipated to occur in July 2026, subject to customary closing conditions and regulatory approvals.

About Einride

Founded in Stockholm in 2016, Einride (Nasdaq: ENRD) is a technology leader driving the transition to sustainable, cost-efficient autonomous and electric freight operations. The company’s platform integrates AI-powered freight intelligence, proprietary autonomous technology, and one of the world’s largest electric heavy-duty fleets. Einride serves a global customer base across North America, Europe, and the Middle East through a dual business model encompassing Freight-Capacity-as-a-Service (FCaaS) and a Software-as-a-Service (SaaS) platform.

About Flipturn

Flipturn is a leading EV charging and energy management platform that helps organizations maximize charger uptime, reduce energy costs, and simplify charging operations. Flipturn serves Fortune 500 companies, major fleet and charging operators, and commercial property owners across North America.

Investor & Media Contacts

Einride

Christina Zander

Head of Communications Einride

press@einride.tech, einride@icrinc.com

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of U.S. federal securities laws including, but not limited to, statements regarding the anticipated benefits of Einride’s proposed acquisition of Flipturn, Einride’s expectations with respect to future performance after giving effect to the acquisition, timing of the closing of the acquisition, and the potential payment of earnout consideration to Flipturn stockholders.These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions available to the Company, and, as a result, are subject to risks and uncertainties.

Any such expectations and assumptions, whether or not identified in this press release, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) risks related to the scaling of the Company’s business and the timing of expected business milestones; (2) the ability to meet stock exchange continuing listing standards; (3) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (4) the possibility that the Company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (5) supply shortages in the materials necessary for the production of Einride’s solutions; (6) negative perceptions or publicity of the Company; (7) risks related to working with third-party manufacturers for key components of Einride’s solutions; (8) the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; (9) the ability of Einride to issue securities in the future; (10) the ability of the Company to achieve its potential long-term ARR under its joint business plans with customers; (11) the ability to recognize the anticipated benefits of the acquisition; (12) costs related to the acquisition; (13) the risk that Flipturn, following the closing of the proposed acquisition, will not be integrated successfully; (14) the possibility that the proposed acquisition may not be completed on the anticipated timeline or at all, including as a result of the failure to satisfy closing conditions or to obtain required regulatory approvals; (15) the risk of litigation and/or regulatory actions related to the proposed acquisition; (16) the ability to retain key employees and customers of the acquired business; and (17) negative effects of the announcement or the consummation of the proposed acquisition on the market price of Einride’s securities or operating results or on relationships with customers, suppliers and other counterparties.

Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the Company’s filings with U.S. Securities and Exchange Commission (the “SEC”) including under the heading “Risk Factors.” These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this press release are qualified by these cautionary statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law.